EXHIBIT NO. 20.2






FOR IMMEDIATE RELEASE

April 11, 1995

FOR MORE INFORMATION:
Ira Nathanson  708/320-4463   Kemper
Bob Schuerings  708/320-4808   Kemper
Elizabeth Ventura  212/898-5050   Zurich Insurance Group
Owen Blicksilver  212/546-2240   Insurance Partners



ZURICH INSURANCE GROUP AND INSURANCE PARTNERS ENTER INTO AN AGREEMENT IN PRINCIPLE TO ACQUIRE KEMPER CORPORATION

     ZURICH, SWITZERLAND, NEW YORK, NY, SCHAUMBURG, IL AND LONG GROVE, IL (April 11) -- Kemper Corporation (NYSE: KEM) and an Investor Group comprised of Zurich Insurance Group and Insurance Partners today announced that they have reached an agreement in principle pursuant to which Kemper Corporation would be acquired in a merger transaction valued at more than $2.0 billion.
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     In the transaction, Kemper common stockholders would receive
$47.50 per share in cash and 11 and 1/4 percent cumulative exchangeable preferred stock with a liquidation preference equal to $2.00 per Kemper share, subject to upward adjustment after three years depending on certain real estate values. Prior to closing, Kemper would complete its previously announced ESOP sale and related spin off of its securities brokerage operations. Including the estimated value of the spin off, the total value to Kemper stockholders from these transactions should approximate $51.00 per share.
     As part of the transaction, Zurich would purchase Kemper Financial Services, one of the largest asset managers in the country with more than $60 billion in assets under management. Following this purchase, Kemper Corporation, which will include its life insurance subsidiaries and real estate holdings, would be majority owned by the Zurich Insurance Group.
     A definitive agreement is expected in early May, subject to the completion of the Investor Group's due diligence. The definitive agreement would not be subject to any financing contingency. It would be subject to, among other things, Kemper Corporation board and common stockholder approvals, Zurich board approval, Kemper mutual fund boards and shareholder approvals, regulatory approvals and other customary conditions. Although there can be no assurance that a definitive agreement will be reached, the transaction is expected to close early in the fourth quarter of 1995.
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     The Investor Group includes the Zurich Insurance Group, the multi-billion dollar Swiss insurer, and Insurance Partners, whose major partners include Centre Reinsurance Holdings Limited (a subsidiary of Zurich); Keystone, Inc. (formerly the Robert M. Bass Group); and the Chase Manhattan Corporation.
     Kemper Investors Life Insurance Company and Federal Kemper Life Assurance Company will continue to underwrite term, universal, fixed and variable annuities and other life insurance related products as independent entities owned by the Investor Group. Zurich expects to strategically align its existing U.S. life insurance business with the Kemper life operations. Kemper's retail and institutional asset management activities will play an important role in Zurich's global financial services strategy. Zurich and Insurance Partners will dispose of the majority of Kemper's real estate holdings.
     Rolf Hueppi, president and chief executive officer of Zurich Insurance, stated, "We are very pleased to be acquiring the very high quality life insurance and investment management businesses of Kemper, which fit perfectly into Zurich's long-established strategy in the insurance and financial services businesses. The strong franchise of Kemper Corporation is a great addition to the Zurich network in the U.S." Zurich has been expanding its range of asset accumulation activities as part of its customer-focused global strategy in the financial services arena.
     Mr. Hueppi continued, "In North America in particular, the integration of the asset management and life insurance industries is well under way as individual customers become more and more
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aware of the importance of prudent financial planning and savings in general. The Kemper name, stature, and expertise in life and annuity products, as well as retail mutual funds, complemented by the financial strength and reputation of our Group, can be expected to make us a significant player in these important growth areas."
     David B. Mathis, chairman and chief executive officer of Kemper Corporation, stated, "The Kemper board of directors unanimously concluded that this transaction is in the best interest of our stockholders. The Zurich Insurance Group is a well-established, well-respected and highly rated global company with significant financial resources, which can help us continue to grow and to serve our mutual fund shareholders, policyholders and other customers. We also believe it is beneficial for our employees and the communities in which we operate."
     Zurich Insurance Group is an internationally recognized market leader in life and non-life insurance, financial services and reinsurance. Headquartered in Zurich, Switzerland, the Group operates offices in more than 40 countries worldwide and offers customers global coverage in all lines of insurance. Zurich had worldwide premium writings of approximately $17 billion in 1993 and over $60 billion in assets at year-end 1993.
     Insurance Partners is an investment partnership formed in February 1994 to sponsor acquisitions and other structured transactions in the property-casualty and life insurance industries in the U.S. and abroad. The partnership's committed capital is $540 million. In its first year of operations,
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Insurance Partners played critical roles in transactions involving
Continental Corporation, Home Holdings, Inc., and a major corporate syndicate at Lloyd's. Insurance Partners Advisors, L.P. of New York is the partnership's advisor.

     Kemper Corporation, headquartered in Long Grove, IL, is a financial services holding company with principal operations in asset management and life insurance. Kemper Corporation has approximately $98 billion in life insurance in force, has the nation's 11th largest mutual fund family with $42 billion in mutual fund assets under management, and also manages $21 billion in assets for Kemper's life insurance companies and other institutional customers.


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